Exhibit 99.1

Fitell Announces Corporate Name and Ticker Changes and Rebranding to GMEX Robotics

Company extends its consumer-first foundation beyond fitness equipment e-commerce into the design and deployment of AI-powered robotics and intelligent consumer technologies

Sydney, Australia – March 11th , 2026 (GLOBE NEWSWIRE) — In a move that redefines its corporate identity and market trajectory, Fitell Corporation (NASDAQ: FTEL) (“Fitell”, “GMEX Robotics” or the “Company”) today announces its rebranding to GMEX Robotics. The rebrand reflects a deliberate strategic evolution of the Company’s mission, extending its consumer-first foundation beyond fitness equipment e-commerce into the design and deployment of AI-powered robotics and intelligent consumer technologies.

“This rebrand is a revolution in our ambition, but an evolution of our expertise,” said Sam Lu, GMEX Robotics CEO. “As Fitell, we built a robust operation centered on consumer needs. As GMEX Robotics, we amplify that focus by applying advanced artificial intelligence and robotics to solve real human problems. Our fitness and health division remains a vital part of our operations; it is our testing ground and our inspiration. It ensures that as we build sophisticated robots, we never lose sight of the human they are designed to serve.”

The Company filed its amended and restated memorandum and articles of association in accordance with the BVI Business Companies Act (as amended) and, effective March 2, 2026, completed its legal name change to “GMEX ROBOTICS CORPORATION “ pursuant to such filing (the “Name Change”). In connection with the Name Change, the Company will also change its ticker symbol on the Nasdaq Capital Market (the “Nasdaq”) from “FTEL” to “GMEX” (the “Ticker Change”).

The Company’s Class A ordinary shares (“Ordinary Shares”) are expected to commence trading on the Nasdaq under the new corporate name and new ticker symbol as early as market open on March 12th, 2026. In connection with the name and ticker changes, the Company’s CUSIP number will remain unchanged. No action is required by existing shareholders, nor will any certificates representing Ordinary Shares need to be exchanged.

The rebrand reflects the next phase of the company’s long-term vision. Effective immediately, GMEX Robotics will focus on designing, manufacturing, and commercializing AI-driven robotic solutions for the consumer market, building on its foundation of expertise in fitness and health products. This shift represents the Company’s commitment to leading the next technological wave, where intelligent machines become an integral part of daily life. Rather than a wholesale departure from its roots, GMEX Robotics will continue to operate its existing fitness and health-related product business, which remains the crucial operational foundation for future growth. This legacy vertical functions as a hands-on laboratory for understanding human movement, ergonomics, and daily routines. The deep understanding of consumer wellness garnered through years of serving the fitness market will directly inform the design and development of the Company’s next generation robotic products.

GMEX Robotics will focus its efforts on three primary pillars:

1.	Consumer and Commercial Robotics: Developing intuitive and interactive robots designed to assist with daily tasks, provide smart home integration, and offer new levels of convenience and connectivity to boost productivity.

2.	AI-Driven Hardware: Embedding advanced artificial intelligence into physical products to create self-learning and adaptive user experiences.

3.	Innovation & Ecosystem: Building a robust ecosystem of robotic products that communicate and evolve, powered by proprietary AI algorithms.

While the Company’s history in the fitness sector provides a strong foundation in logistics, supply chain management, and consumer engagement, GMEX Robotics is now engineered for a different market. The Company is actively assembling a new leadership team and technical workforce specializing in mechatronics, computer vision, and machine learning to drive this ambitious agenda.

The transition from Fitell to GMEX Robotics signifies the close of one chapter and the exciting, bold beginning of another. The Company invites investors, innovators, and consumers to join them as they build the intelligent future.

About GMEX Robotics:

Formerly known as Fitell Corporation, GMEX Robotics is a technology company operating at the intersection of consumer health and advanced automation. Building on a foundation of fitness equipment e-commerce, the Company is expanding its mission to design and deliver AI-driven robotic solutions that prioritize genuine consumer needs.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, including market and other conditions, and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the Securities Exchange Commission.

Media Contact:

Jacqueline Grose

CORE IR & PR

Press@GMEXRobotics.com

(212) 655-0924

www.GMEXRobotics.com

Investor Contact:

CoreIR

IR@GMEXRobotics.com